Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

July 24, 2015

Via EDGAR

Mr. Ronald E. Alper
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

vTv Therapeutics Inc.
Amendment Nos. 4 and 5 to Registration Statement on Form S-1

Filed July 20, 2015 and July 23, 2015
File No. 333-204951

Ladies and Gentlemen:

On behalf of our client, vTv Therapeutics Inc., a Delaware corporation (the “Company”), we hereby submit in electronic form the accompanying Amendment No. 6 (“Amendment No. 6”) to the Registration Statement on Form S-1 of the Company (the “Registration Statement”), marked to indicate changes from Amendment No. 4 to the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on July 20, 2015.

Amendment No. 6 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from John Reynolds, dated July 23, 2015 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Capitalized terms used in this letter but not otherwise defined have the meanings given to them in the Registration Statement. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 6 and to the prospectus included therein.

Mr. Ronald E. Alper Division of Corporation Finance Securities and Exchange Commission Page 2

The Company has asked us to convey the following as its responses to the Staff:

General

1.	We note the disclosure that MacAndrews has indicated an interest to purchase up to $25 million of Class A common stock in this offering. We also note the disclosure that MacAndrews or its affiliates may purchase more than this amount. So that investors will be able to understand the minimum amount of your shares that will enter the public market through sales to the public, as opposed to the existing shareholder, please disclose whether there is a ceiling on the amount that may be purchased by MacAndrews or its affiliates, and quantify any ceiling. If not, please add prominent disclosure and discuss the impact on investors where appropriate in the prospectus and consider adding risk factor disclosure.

Response to Comment 1

As discussed with the Staff, the Company has revised the disclosure on pages 49 and 50 of Amendment No. 6.

Principal Stockholders, page 138

2.	Please add a footnote to the beneficial ownership table reflecting the percentage ownership if MacAndrews or affiliates do purchase Class A common stock in this offering as their indication of interest reflects.

Response to Comment 2

In response to the Staff’s comment, the Company has added a footnote to the beneficial ownership table on page 139 of Amendment No. 6 reflecting the percentage ownership if MacAndrews or its affiliates purchase the 1,562,500 shares of Class A common stock with respect to which it has indicated an interest in purchasing.

Exhibits

3.	Please include disclosure in the prospectus regarding the exclusive forum provision found in your Amended and Restated Certificate of Incorporation and its impact upon shareholders.

Response to Comment 3

In response to the Staff’s comment, the Company has revised the disclosure on page 142 of Amendment No. 6.

* * * *

Mr. Ronald E. Alper Division of Corporation Finance Securities and Exchange Commission Page 3

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3052 or David E. Sobel at (212) 373-3226.

Sincerely,

/s/ Lawrence G. Wee

Lawrence G. Wee, Esq.

cc:	Stephen L. Holcombe
vTv Therapeutics Inc.

Marc D. Jaffe, Esq.
Senet S. Bischoff, Esq.
Latham & Watkins LLP